As filed with the Securities and Exchange Commission on April 20, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Exeter Resource Corporation

(Name of Subject Company)

Exeter Resource Corporation

(Name of Person(s) Filing Statement)

Common Shares

(Title of Class of Securities)

301835104

(CUSIP Number of Class of Securities)

Cecil Bond

Chief Financial Officer

Suite 1690 – 999 West Hastings Street

Vancouver, British Columbia V6C 2W2

(604) 688-9592

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With Copies to:

Jason K. Brenkert Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80127 (303) 352-1133	Cyndi Laval Gowling WLG (Canada) LLP 550 Burrard Street, Suite 2300, Bentall 5 Vancouver, British Columbia V6C 2B5 (604) 891-2712

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to the offer to purchase (the “Offer”) by Goldcorp Inc. (“Goldcorp”), a corporation organized under the laws of the Province of Ontario, for all of the issued and outstanding common shares (the “Exeter Shares”) of Exeter Resource Corporation (“Exeter”), a corporation incorporated under the laws of the Province of British Columbia, other than any Exeter Shares owned directly or indirectly by Goldcorp and its affiliates.

The information set forth in the Directors’ Circular, including all schedules, exhibits and annexes thereto, is expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Schedule 14D-9, and is supplemented by the information specifically provided herein.

Goldcorp has filed a registration statement on Form F-10 with the United States Securities and Exchange Commission relating to the common shares it proposes to issue to Exeter shareholders in connection with the Offer that includes the Offer to Purchase and Circular of Goldcorp in relation to the Offering as a prospectus (the “Prospectus”) and has filed a Schedule TO under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company is Exeter Resource Corporation, a corporation incorporated under the laws of the Province of British Columbia. The executive offices of Exeter are located at Suite 1690 – 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2, Canada, telephone (604) 688-9592.

(b) Securities. The class of securities to which this statement relates is the Exeter Shares of Exeter, of which 92,272,753 were issued and outstanding as of April 19, 2017, and none of which were owned by Goldcorp and its affiliates as of that date.

Item 2. Identity and Background of Filing Person.

(a) Name and Address. Exeter is the filing person. The name, business address and business telephone number of Exeter are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer. This Schedule 14D-9 relates to the Offer by Goldcorp for all of the Exeter Shares other than any Exeter Shares owned directly or indirectly by Goldcorp and its affiliates. Goldcorp is offering to purchase all the outstanding Exeter Shares on the basis of 0.12 of a Goldcorp common share for each Exeter Share. The Offer is subject to certain conditions which are described under the heading “Conditions of the Offer” of the Directors’ Circular including, without limitation, there having been validly deposited pursuant to the Offer and not withdrawn at the expiry time of the Offer that number of Exeter Shares which constitutes at least 50% of the Exeter Shares outstanding. This condition cannot be waived by Goldcorp. This and the other terms and conditions of the Offer are described under the headings “The Offer” and “Support Agreement” in the Directors’ Circular filed hereto and which information is incorporated herein by reference.

Goldcorp has filed a Schedule TO which includes the Offer to Purchase and Circular, Letter of Transmittal, and Notice of Guaranteed Delivery in relation to the Offer. According to the Schedule TO, the executive offices of Goldcorp are located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8 and its telephone number is (604) 696-3000.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The description of the support agreement between Exeter and Goldcorp described under the heading “Support Agreement” in the Directors’ Circular is incorporated herein by reference. The description of the lock-up agreements between the executive officers and directors of Exeter and Goldcorp described under the heading “Lock-Up Agreements” in the Directors’ Circular is incorporated herein by reference. The information set forth in the headings “Intentions of Directors and Officers of Exeter and Other Persons with Respect to the Offer”, “Relationship between Goldcorp and Directors and Officers of Exeter”, “Arrangements between Goldcorp and

Directors and Officers of Exeter” and “Arrangements between Goldcorp and Exeter Securityholders” in the Directors’ Circular is incorporated herein by reference. As of the date of this Schedule 14D-9, other than the Support Agreement and the Lock-up Agreements and the arrangements and agreements described in the Sections of the Directors’ Circular incorporated herein by reference, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Exeter or its executive officers, directors or affiliates and Goldcorp and their respective executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation.

(a) Recommendation. The information set forth in the letter to Exeter shareholders, dated April 20, 2017 (the “Letter to Shareholders”), a copy of which is filed as part of the Directors’ Circular, the information set forth in the headings “Recommendation of the Special Committee” and “Recommendation of the Exeter Board” in the Directors’ Circular is incorporated herein by reference.

(b) Reasons. The information set forth in the Letter to Shareholders and the information set forth in the headings “Reasons for Recommendation”, “Scotia Fairness Opinion” and “Paradigm Fairness Opinion” in the Directors’ Circular is incorporated herein by reference.

(c) Intent to Tender. The information set forth under the heading “Intentions of Directors and Officers of Exeter and Other Persons with Respect to the Offer” in the Directors’ Circular is incorporated herein by reference.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the headings “Dealer Manager and Soliciting Dealer Group” and “Depository and Information Agent” in the Directors’ Circular is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

The information set forth in the heading “Trading by Directors, Officers and Other Insiders” in the Directors’ Circular is incorporated herein by reference.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except for the information under the headings “Support Agreement” and “Lock-Up Agreements” in the Directors’ Circular, which information is incorporated herein by reference, and except as otherwise set forth in this Schedule 14D-9 and the Directors’ Circular, Exeter is not undertaking and is not engaged in any negotiations in response to the Offer that relate to a tender offer or other acquisition of the Exeter Shares by Exeter, any subsidiary of Exeter or any other person.

(b) Except for the information under the headings “Support Agreement” and “Lock-Up Agreements” in the Directors’ Circular, which information is incorporated herein by reference, and except as set forth in this Schedule 14D-9 and the Directors’ Circular, Exeter is not undertaking and is not engaged in any negotiations in response to the Offer that relate to, or would result in: (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Exeter or any subsidiary of Exeter; (ii) any purchase, sale or transfer of a material amount of assets of Exeter or any subsidiary of Exeter; or (iii) any material change in the present distribution rate or policy, or indebtedness or capitalization of Exeter.

(c) Except for the information under the headings “Support Agreement” and “Lock-Up Agreements” in the Directors’ Circular, which information is incorporated herein by reference, and except as set forth in this Schedule 14D-9 and the Directors’ Circular, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in Item 7(a) above.

Item 8. Additional Information.

(a)	Item 1011(b) of Regulation M-A is not applicable.

(b)	The information set forth in the Directors’ Circular is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 and the Directors’ Circular and the documents incorporated into the Director’s Circular by reference, contain “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the Exchange Act or the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (forward-looking information and forward-looking statements being collectively herein after referred to as “forward-looking statements”) that are based on expectations, estimates and projections as at the date of this Directors’ Circular or the dates of the documents incorporated herein by reference, as applicable. These forward-looking statements include but are not limited to statements and information concerning: the Offer; covenants of Exeter and Goldcorp; the timing of the Offer and the potential benefits of the Offer; the likelihood of the Offer being completed; statements made in, and based upon, the Scotia Fairness Opinion and the Paradigm Fairness Opinion; statements relating to the business and future activities of, and developments related to, Exeter and Goldcorp after the date of this Directors’ Circular and prior to the Effective Time and to and of Goldcorp after the Effective Time; market position, and future financial or operating performance of Exeter and Goldcorp; liquidity of Goldcorp Shares following the Effective Time; statements based on the audited financial statements of Exeter or Goldcorp; anticipated developments in operations; the future price of gold; the timing and amount of estimated future production; costs of production and capital expenditures; mine life of mineral projects, the timing and amount of estimated capital expenditure; costs and timing of exploration and development and capital expenditures related thereto; operating expenditures; success of exploration activities, estimated exploration budgets; currency fluctuations; requirements for additional capital; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; the timing and possible outcome of pending litigation in future periods; the timing and possible outcome of regulatory and permitted matters; goals; strategies; future growth; planned exploration activities and planned future acquisitions; the adequacy of financial resources; and other events or conditions that may occur in the future.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might”, or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements.

These forward-looking statements are based on the beliefs of Exeter’s and Goldcorp’s management, as the case may be, as well as on assumptions, which such management believes to be reasonable based on information currently available at the time such statements were made. However, there can be no assurance that the forward-looking statements will prove to be accurate. Such assumptions and factors include, among other things, the satisfaction of the terms and conditions of the Support Agreement and the Offer and the receipt of the required governmental and regulatory approvals and consents.

By their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Exeter or Goldcorp to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by forward-looking statements, including, without limitation: the Support Agreement may be terminated in certain circumstances; Exeter will incur costs even if the Offer is not completed, and may also be required to pay the Termination Fee or the Expense Reimbursement to Goldcorp; the Termination Fee and the Expense Reimbursement may discourage other parties from attempting to acquire Exeter; Exeter shareholders will receive a fixed number of Goldcorp Shares which will not be adjusted to reflect any change in the market value of the Goldcorp Shares or Exeter Shares prior to the closing of the Offer; general business, economic, competitive, political, regulatory and social uncertainties; uncertainty related to mineral exploration properties; risks related to the ability to finance the continued exploration of mineral properties; risks related to Exeter not having any proven mineral reserves; history of losses of Exeter; risks related to factors beyond the control of Exeter or Goldcorp; risks and uncertainties associated with exploration; risks related to Exeter’s limited business history; the limited number of exploration prospects relied on; risks related to the business combination with Goldcorp; risks related to future acquisitions and joint ventures, such as new geographic, political, operating, financial and geological risks or risks related to assimilating operations and employees; risks related to the prior business of Exeter; risks related to the prior business of Goldcorp; the potential for additional financings and dilution of the equity interests of Exeter’s shareholders; that Exeter has no history of mineral production or mining operations; risks related to the nature of mineral exploration and development; discrepancies between actual and estimated mineral resources; risks caused by factors beyond Exeter’s control, such as gold market price volatility, recovery rates of minerals from mined ore; risks related to competition in the mineral industry; risks related to regulatory requirements including environmental laws and regulations and liabilities; risks related to obtaining permits and licences and future changes to environmental laws and regulations; risks related to Exeter’s inability to obtain insurance for certain potential losses; risk related to gold mining industry competition; environmental risks and hazards, including unknown environmental risks related to past activities; risks related to current or future litigation which could affect Exeter’s operations; risks related to political developments and policy shifts; risks related to costs of land reclamation; risks related to Exeter’s title to the Caspiche property; risks related to dependence on key personnel; risks related to amendments to laws; risks related to the involvement of some of the directors and officers of Exeter and Goldcorp with other natural resource companies active in the same region as the Caspiche property; risks related to the influence of third party stakeholders on the exploration and development of the Caspiche property; risks related to the market value of Exeter Shares; changes in labour costs or other costs of production; labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; the ability to renew existing licenses or permits or obtain required licenses and permits; increased infrastructure and/or operating costs; risks of not meeting exploration budget forecasts; risks related to directors and officers of Exeter possibly having interests in the Offer that are different from other Exeter shareholders; and community and non-governmental actions and regulatory risks.

Some of the important risks and uncertainties that could affect forward-looking statements are described further in other documents incorporated by reference in this Schedule 14D-9 and the Directors’ Circular. Although Exeter has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

When relying on forward-looking statements in this Schedule 14D-9 and the Directors’ Circular to make decisions with respect to the Offer, Exeter shareholders should carefully consider [the conditions to the Offer, any rights of termination of the Support Agreement by Goldcorp and any corresponding termination payments, as described in this Directors’ Circular, the Offer and the Offer Circular, and other uncertainties and potential events]. The forward-looking statements in this Schedule 14D-9 and in the Directors’ Circular are made as of the date of this Schedule 14D-9 and the Directors’ Circular. Exeter disclaims any obligation or intention to update or revise any forward-looking statement, whether the result of new information, future events or otherwise, except as otherwise required by applicable law.

Shareholders are cautioned not to place undue reliance on forward-looking statements.

Item 9. Exhibits.

The information under the heading “Exhibit Index” appearing after the signature page of this Schedule 14D-9 is incorporated herein by reference.

4

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXETER RESOURCE CORPORATION

Date: April 20, 2017	/s/ Cecil R. Bond
Name: Cecil R. Bond
Title: Chief Financial Officer

EXHIBIT INDEX

(a)(2)(i)	Directors’ Circular of Exeter Resource Corporation dated April 20, 2017*

(a)(5)(i)	Press Release dated April 20, 2017*

(e)(1)(i)	Amended and Restated Support Agreement, dated April 19, 2017, between Goldcorp and Exeter*

(e)(1)(ii)	Form of Lock-Up Agreement entered into between Goldcorp and each director and officer of Exeter on March 28, 2017*

* - Filed herewith